Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532

                               December 27, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                 Re: Guggenheim Defined Portfolios, Series 991
                        File Nos. 333-185060 & 811-03763

Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 991 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on January 2, 2013 or as soon thereafter as possible.

                                                               Very truly yours,

                                       Guggenheim Defined Portfolios, Series 991

                                          By: Guggenheim Funds Distributors, LLC


                                                          By: /s/ Kevin Robinson
                                                          ----------------------
                                                                  Kevin Robinson
                                                   General Counsel and Secretary